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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Credit Suisse First Boston, on behalf of the Credit Suisse
   First Boston business unit
--------------------------------------------------------------------------------
   (Last)                       (First)                   (Middle)

  Eleven Madison Avenue
 -------------------------------------------------------------------------------
                                    (Street)

  New York,                            NY                   10010
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     2/3/2003
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Nuvelo, Inc. (NUVO)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |X|  Other (specify below)

     See note (1).
     -------------------------------------------------------------------
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|  Form filed by One Reporting Person

     |_|  Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                             511,384                     I (2)               (7), (10), (11), (12), (13)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           4,018,570                     I (3)               (8), (9), (12), (13)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                             352,578                     I (4)               (8), (9), (12), (13)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              19,598                     I (5)               (9), (12), (13)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           1,857,782                     D (6)               (8), (9),  (12), (13)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

      Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB Number.
                                                                                                                   (over)
                                                                                                                    SEC 1473 (02-02)


Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Warrants                 Immed.     7/30/2004       Common Stock            54,655       $1.66          I (2)          (7),  (10),
                                                                                                                       (11), (12),
                                                                                                                       (13)
------------------------------------------------------------------------------------------------------------------------------------
Warrants                 Immed.     7/30/2004       Common Stock           628,092       $1.66          I (3)          (8), (9),
                                                                                                                       (12), (13)
------------------------------------------------------------------------------------------------------------------------------------
Warrants                 Immed.     7/30/2004       Common Stock            37,686       $1.66          I (4)          (8), (9),
                                                                                                                       (12), (13)
------------------------------------------------------------------------------------------------------------------------------------
Warrants                 Immed.     7/30/2004       Common Stock             2,095       $1.66          I (5)          (9),
                                                                                                                       (12), (13)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses: See Attachement A for footnotes


 Credit Suisse First Boston, on behalf of the Credit Suisse
 First Boston business unit

/s/ Ivy B. Dodes                                                 3/17/2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
By: Ivy B. Dodes, Managing Director

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                          Page 2

                                  Attachment A

         (1) Philippe O. Chambon, a general partner of Sprout Capital VIII, L.P., a Delaware limited partnership, is a director of the Issuer. See also (3),
(8), (9), (12), and (13).

         (2) Held by Wells Fargo Bank Indiana, N.A., as trustee, in a voting trust, of which DLJ ESC II, L.P. ("ESC II"), a Delaware limited partnership, is beneficiary.

         (3) Held by Wells Fargo Bank Indiana, N.A., as trustee, in a voting trust, of which Sprout Capital VIII, L.P. ("Sprout Capital VIII"), a Delaware limited partnership, is beneficiary.

         (4) Held by Wells Fargo Bank Indiana, N.A., as trustee, in a voting trust, of which Sprout Venture Capital, L.P. ("Sprout VC"), a Delaware limited partnership, is beneficiary.

         (5) Held by Wells Fargo Bank Indiana, N.A., as trustee, in a voting trust, of which DLJ Capital Corporation ("DLJCC"), a Delaware corporation, is beneficiary.

         (6) These securities are held directly by Sprout Capital VIII.

         (7) DLJ LBO Plans Management Corporation ("DLJLBO"), a Delaware corporation, is the managing general partner of ESC II.

         (8) DLJCC is the managing general partner of each of Sprout Capital VIII and Sprout VC.

         (9) DLJCC is a wholly-owned subsidiary of Credit Suisse First Boston
(USA), Inc. ("CSFB-USA"), a Delaware corporation formerly known as Donaldson, Lufkin & Jenrette, Inc.

         (10) DLJLBO is a wholly-owned subsidiary of Credit Suisse First Boston Private Equity, Inc. ("CSFBPE"), a Delware corporation.

         (11) CSFBPE is a wholly-owned subsidary of CSFB-USA.

         (12) Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation, owns all of the voting stock of CSFB-USA.

         (13) This Form 3 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

         The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of CSFBI. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

         CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit (the "Credit Suisse Financial Services business unit"). CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

         CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of Common Stock and Warrants to which this Statement relates and such shares and Warrants are not reported in this Statement. CSG disclaims beneficial ownership of Common Stock and Warrants beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Common Stock and Warrants beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit. Philippe O. Chambon disclaims beneficial ownership of Common Stock and Warrants beneficially owned by CSG and CSG's direct and indirect subsidiaries, including the Reporting Person, other than those shares of Common Stock and Warrants (the "Sprout Capital VIII Securities") reported as held directly by Sprout Capital VIII, of which Mr. Chambon is a general partner. The Reporting Person also disclaims beneficial ownership of Common Stock and Warrants beneficially owned by Mr. Chambon, other than the Sprout Capital VIII Securities. Other than the Sprout Capital VIII Securities, the Reporting Person disclaims beneficial ownership of all shares of Common Stock and Warrants reported herein, except to the extent of its pecuniary interest in such shares and Warrants.